UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                             MTM TECHNOLOGIES, INC.
                             ----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
                     ----------------------------------------
                         (Title of Class of Securities)

                                   594944-10-0
                                   -----------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                NOVEMBER 4, 2005
                                ----------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.    [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 594944-10-0

1     Names of Reporting Persons.                Pequot Capital Management, Inc.
      I.R.S. Identification Nos. of above persons (entities
      only)                                                           06-1524885
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
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3     SEC Use Only

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4     Source of Funds (See Instructions)
      00

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5     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
      [  ]

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6     Citizenship or Place of Organization
      Connecticut

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                     7    Sole Voting Power              17,641,114(1)(2)
                          ----------------------------------------------
Number of            8    Shared Voting Power               0
                          ----------------------------------------------
Shares Bene-         9    Sole Dispositive Power         17,641,114(1)(2)
                          ----------------------------------------------
ficially owned       10   Shared Dispositive Power                     0
                          ----------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                             17,641,114(1)(2)
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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
      [ ]1
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13    Percent of Class Represented by Amount in Row
      (11)                                  70.2%(1)(2)
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14    Type of Reporting Person (See Instructions) IA
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(1)   See Item 5 below.

(2) The Reporting Person (as defined below) may be deemed to be part of a group with: (i) the other Shareholder Parties (as defined below) pursuant to the terms of the Restated Shareholders' Agreement; (ii) the other Voting Agreement Parties (as defined below) pursuant to the terms of the Voting Agreement; (iii) the other NEXL Voting Agreement Parties (as defined below) pursuant to the terms of the NEXL Voting Agreement; and/or
      (iv) the other NEBF Voting Agreement Parties (as defined below) pursuant to the terms of the NEBF Voting Agreement, in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 8,918,834 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Shareholder Parties (including shares underlying options exercisable in 60 days); (ii) the 8,918,834 shares of Common Stock, in the aggregate, beneficially owned by the other Voting Agreement Parties (including shares underlying options exercisable in 60 days); (iii) the 7,129,875 shares of Common Stock, in the aggregate, beneficially owned by the other NEXL Voting Agreement Parties (including shares underlying options exercisable in 60 days); and (iv) the 7,129,875 shares of Common Stock, in the aggregate, beneficially owned by the other NEBF Voting Agreement Parties (including shares underlying options exercisable in 60 days). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

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      This Amendment No. 7 is filed by Pequot Capital Management, Inc., a
Connecticut corporation (the "Reporting Person"), and amends and restates Items 3, 4 and 5 of the Amendment No. 6 to Schedule 13D filed by the Reporting Person on August 23, 2005 ("Amendment No. 6," together with (i) the Amendment No. 5 to
Schedule 13D filed by the Reporting Person on July 14, 2005 ("Amendment No. 5");
(ii) the Amendment No. 4 to Schedule 13D filed by the Reporting Person on March 25, 2005 ("Amendment No. 4"); (iii) the Amendment No. 3 to Schedule 13D filed by the Reporting Person on December 17, 2004 ("Amendment No. 3"); (iv) the Amendment No. 2 filed by the Reporting Person on September 23, 2004, (v) Amendment No. 1, filed by the Reporting Person on May 28, 2004; and (vi) the
Schedule 13D filed by the Reporting Person on February 9, 2004, the "Schedule 13D," and together with this Amendment No. 7, the "Statement"). This Amendment No. 7 relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of MTM Technologies, Inc. (formerly known as Micros-to-Mainframes, Inc.), a New York corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D, as previously amended.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

      As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below) and the 12/7 Purchase Agreement (as defined below), the Reporting Person previously acquired the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the A-4 First Tranche Preferred Stock, the A-4 Second Tranche Preferred Stock, the A-1 Warrants, A-2 Warrants, the A-3 Warrants, the A-4 First Tranche Warrants and the A-4 Second Tranche Warrants (each, as defined below) for aggregate consideration of approximately $29,500,000. Pursuant to the 12/7 Purchase Agreement, the Reporting Person has acquired (i) the A-4 Third Tranche Preferred Stock and the A-4 Third Tranche Warrants (each, as defined below), for aggregate consideration of approximately $3,500,000; and (ii) the A-4 Fourth Tranche Preferred Stock and the A-4 Fourth Tranche Warrants (each, as defined below), for aggregate consideration of approximately $2,050,000. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders. The Reporting Person entered into the NEXL Voting Agreement as a condition to NEXL's execution of the NEXL Merger Agreement (as such term is defined in Item 4), and as such, no funds were expended by the Reporting Person in connection with the NEXL Voting Agreement. The Reporting Person entered into the NEBF Voting Agreement in connection with Issuer's negotiations regarding the NEBF Loan (as such term is defined in Item 4), and as such, no funds were expended by the Reporting Person in connection with the NEBF Voting Agreement.

      A copy of the Purchase Agreement was previously filed as Exhibit 1 to the
Schedule 13D and is incorporated herein by reference. A copy of the 12/7 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 3 and is incorporated herein by reference. Copies of the NEXL Merger Agreement and the NEXL Voting Agreement were previously filed as Exhibits 1 and 2, respectively, to Amendment No. 6 and is incorporated herein by reference. A copy of the NEBF Voting Agreement is incorporated herein as Exhibit 1 by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

      The Reporting Person acquired the First Round Preferred Stock (as defined below) that is convertible into Common Stock and the First Round Warrants (as defined below) to purchase Common Stock pursuant to the terms of the Purchase Agreement. The Reporting Person acquired the Notes (as defined below), which were converted on the Shareholder Approval Date (as defined below) into shares of Series A-4 Preferred Stock (as defined below) and the Second Round Preferred Stock (as defined below), which is convertible into shares of Common Stock and the Second Round Warrants (as defined below) to purchase Common Stock pursuant to the terms of the 12/7 Purchase Agreement. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Preferred Stock, Warrants (each, as defined below) or Common Stock or dispose of Preferred Stock, Warrants or Common Stock, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

      On May 21, 2004, pursuant to a Purchase Agreement, dated as of January 29, 2004 (the "Purchase Agreement"), with the Funds, the Issuer issued and sold to the Funds: (i) an aggregate of 3,255,814 shares of the Issuer's Series A-1 Convertible Preferred Stock, par value $0.001 per share (the "Series A-1 Preferred Stock") for a purchase price of $2.15 per share of Series A-1 Preferred Stock, and (ii) warrants to purchase an aggregate of 500,000 shares of Common Stock, at an exercise price of $2.46 per share (the "A-1 Warrants"), representing an aggregate consideration of approximately $7,000,000. Subsequently, on September 16, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 2,000,000 shares of the Issuer's Series A-2 Convertible Preferred Stock, par value $0.001 per share (the "Series A-2 Preferred Stock") for a purchase price of $2.75 per share of Series A-2 Preferred Stock, and (ii) warrants to purchase an aggregate of 400,000 shares of Common Stock, at an exercise price of $3.44 per share (the "A-2 Warrants"), representing an aggregate consideration of approximately $5,500,000. On December 7, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 1,923,077 shares of the Issuer's Series A-3 Convertible Preferred Stock, par value $0.001 per share (the "Series A-3 Preferred Stock", together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the "First Round Preferred Stock") for a purchase price of $3.25 per share of Series A-3 Preferred Stock, and (ii) warrants to purchase an aggregate of 384,616 shares of Common Stock, at an exercise price of $4.0625 per share (the "A-3 Warrants," together with the A-1 Warrants and the A-2 Warrants, the "First Round Warrants"), representing an aggregate consideration of approximately $6,250,000. Concurrently with the acquisition of the Series A-3 Preferred Stock and the A-3 Warrants, the Reporting Person assigned to Constellation (as defined below) all of its rights and obligations under the Purchase Agreement to purchase from the Issuer an additional $6,250,000 of the Series A-3 Preferred Stock and Series A-3 Warrants, together with any and all rights and obligations of a "Purchaser" under the Purchase Agreement with respect to such Series A-3 Preferred Stock and Series A-3 Warrants. Immediately thereafter, Constellation purchased 1,923,077 shares of the Issuer's Series

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A-3 Convertible Preferred Stock (the "Constellation A-3 Preferred Stock") and
warrants to purchase 384,616 shares of Common Stock (the "Constellation A-3 Warrants").

12/7 PURCHASE AGREEMENT

      On December 10, 2004 (the "Initial Closing Date"), pursuant to a Purchase Agreement, dated as of December 7, 2004 (the "12/7 Purchase Agreement"), with the Funds and Constellation Venture Capital II, L.P. ("CVC2"), Constellation Venture Capital Offshore II, L.P. ("CVCO2"), The BSC Employee Fund VI, L.P. ("BSC") and CVC II Partners, LLC ("CVC2LLC" and, collectively with CVC2, CVCO2 and BSC, "Constellation"), the Issuer issued and sold to the Funds:
(i) $6,250,000 in aggregate principal amount of its 7% secured subordinated convertible promissory notes (the "A-4 First Tranche Notes"), which converted on the Shareholder Approval Date (as defined below) into 1,995,790 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "A-4 First Tranche Preferred Stock") (subject to adjustment in accordance with the terms of the Restated Certificate), including 72,713 shares attributable to accrued interest on the A-4 First Tranche Notes, and (ii) warrants to purchase up to 384,616 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 First Tranche Warrants").

      Under the terms of the 12/7 Purchase Agreement, the Funds and Constellation (the "Investor Stockholders") have the right purchase their respective percentage amounts of, on any Subsequent Closing Date (as defined in the 12/7 Purchase Agreement) at any time, but in no event later than in the case of clauses (i) and (ii) below, nine months after the Initial Closing Date, and in the case of clause (iii) below, twelve months after the Initial Closing Date,
(i) up to $15,000,000 in aggregate principal amount of the Issuer's 7% secured subordinated convertible promissory notes, which amounts may be adjusted in accordance with the terms of the 12/7 Purchase Agreement (the "A-4 Second Tranche Notes" and, together with the A-4 First Tranche Notes, the "Series A-4 Notes"), which are convertible into shares of Series A-4 Convertible Preferred Stock, $0.001 par value per share, or, after the Shareholder Approval Date, shares of Series A-4 Convertible Preferred Stock, $0.001 par value per share,
(ii) warrants to purchase up to 923,077 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "Additional A-4 Warrants" and together with the A-4 First Tranche Warrants, the "Second Round Warrants) and (iii) up to an aggregate of $22,500,000 (which amount may be adjusted in accordance with the terms of the 12/7 Purchase Agreement) of (a) if prior to the Shareholder Approval Date, the Issuer's 7% secured subordinated convertible promissory notes (the "Series A-5 Notes" and together with the Series A-4 Notes, the "Notes") that are convertible into shares of Series A-5 Convertible Preferred Stock, $0.001 par value per share (the "Series A-5 Preferred Stock" and, together with the Series A-4 Preferred Stock, the "Second Round Preferred Stock), or (b) if after the Shareholder Approval Date, shares of Series A-5 Preferred Stock. The First Round Preferred Stock and the Second Round Preferred Stock are collectively referred to herein as "Preferred Stock." The First Round Warrants and the Second Round Warrants are collectively referred to herein as "Warrants".

      On March 11, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) $4,500,000 in aggregate principal amount of it's A-4 Second Tranche Notes, which converted on the Shareholder Approval Date into 1,412,587 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "A-4 Second Tranche Preferred Stock") (subject to adjustment in accordance with the terms of the Restated Certificate), including 27,972 shares attributable to accrued interest on the A-4 Second Tranche Notes, and (ii) Additional A-4 Warrants to purchase up to 276,923 shares (the "A-4 Second Tranche Warrants") (as such amount may be adjusted in accordance with the terms thereof) of Common Stock.

      On June 29, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) 1,061,538 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "A-4 Third Tranche Preferred Stock") (subject to adjustment in accordance with the terms of the Restated Certificate) and (ii) warrants to purchase up to 212,308 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 Third Tranche Warrants").

      On July 7, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) 630,769 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "A-4 Fourth Tranche Preferred Stock," together with the A-4 Third Tranche Preferred Stock, the A-4 Second Tranche Preferred Stock and the A-4 First Tranche Preferred Stock, the "Series A-4 Preferred Stock") (subject to

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adjustment in accordance with the terms of the Restated Certificate) and (ii)
warrants to purchase up to 126,153 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 Fourth Tranche Warrants," together with the A-4 Third Tranche Warrants, the A-4 Second Tranche Warrants and the A-4 First Tranche Warrants, the "A-4 Warrants").

      In accordance with the terms of the 12/7 Purchase Agreement, since the Funds and Constellation purchased all of the Series A-4 Preferred Stock and Additional A-4 Warrants, only an aggregate amount of up to $15,000,000 of Series A-5 Preferred Stock can still be purchased.

VOTING AGREEMENT

      Concurrently with, and as a condition to, the Investor Stockholders' execution of the 12/7 Purchase Agreement, certain shareholders of the Issuer, consisting of the Funds, Constellation, Howard A. Pavony and Steven H. Rothman (the Funds, together with Constellation and Messrs. Pavony and Rothman, the "Voting Agreement Parties"), entered into a Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, such shareholders have agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer relating to the 12/7 Purchase Agreement and the transactions contemplated thereby or for the Issuer to perform its obligations under the Purchase Agreement, such shareholders will vote in favor of the adoption of the 12/7 Purchase Agreement and the approval of the transactions contemplated thereby.

      Pursuant to the terms of the Voting Agreement, each shareholder party thereto also agrees that until the transactions contemplated by the 12/7 Purchase Agreement are consummated or the 12/7 Purchase Agreement is terminated, such shareholder will not: (i) sell, transfer, pledge, assign, or otherwise dispose of such shareholder's shares of the Issuer, except as provided in the Voting Agreement; (ii) enter into or exercise its rights under any voting arrangement with respect to such shares; or (iii) take any other action that would in any way restrict, limit, or interfere with, the performance of such shareholder's obligations under the Voting Agreement. Pursuant to its terms, the Voting Agreement, and all rights and obligations of the parties thereunder, terminate upon the earlier of: (i) the Shareholder Approval Date or (ii) payment in full or conversion of the Notes in accordance with their terms.

RESTATED SHAREHOLDERS' AGREEMENT

      On December 10, 2004 (the "Initial Closing"), the Issuer, the Funds, Constellation, Howard A. Pavony and Steven H. Rothman (the Funds, together with Constellation and Messrs. Pavony and Rothman, the "Shareholder Parties") entered into an Amended and Restated Shareholders' Agreement (as further amended and restated on December 21, 2004 and August 1, 2005, the "Restated Shareholders' Agreement") pursuant to which the Shareholder Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Shareholder Party or over which such Shareholder Party has voting control so that the number of directors of the Issuer will be ten, consisting of: (i) the Issuer's chief executive officer ("CEO"); (ii) two directors designated by the Funds or its assignee; (iii) one director designated by Constellation or its assignee; (iv) Mr. Rothman; (v) three "independent" directors, within the meaning of "independent" under the current rules of The Nasdaq Stock Market, selected by the Issuer's nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Issuer's nominating and corporate governance committee. Under certain circumstances where the Funds hold less than 25% of the securities the Funds originally purchase at the Initial Closing, the right to designate two directors in (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders' Agreement.

      The obligation of the Shareholder Parties under the Restated Shareholders' Agreement will expire on December 10, 2009. The obligation of the Funds and Constellation to vote in favor of the appointment of Mr. Rothman as a director will expire on May 20, 2007, provided that he has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Mr. Pavony's and Rothman's obligation to vote (i) in favor of the nominees of the Funds and Constellation for director shall terminate if (a) the Funds or their assignees own less than 10% of the First Round Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Funds, (b) Constellation or its assignees own less than 10% of the Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to Constellation, or (c) any other shareholders that are introduced to the Issuer by Pequot own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering or (ii) if either or both of

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Messrs. Pavony and Rothman individually owns less than less than 10% of the number of shares of Common Stock owned by such person on December 21, 2004.

      The Restated Shareholders' Agreement also contains provisions (i) restricting the transfer of any securities by shareholders party to the Restated Shareholders' Agreement in certain circumstances and (ii) granting the Funds and Constellation certain rights of first refusal and tag-along rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock.

RESTATED REGISTRATION RIGHTS AGREEMENT

      In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement (as further amended and restated on August 1, 2005, the "Restated Registration Rights Agreement"). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Company of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act) the Common Stock underlying the Preferred Stock, the Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The Restated Registration Rights Agreement also provides the Investor Stockholders and Pavony with piggyback registration rights with respect to certain underwritten offerings of the Issuer's Common Stock.

NEXL MERGER AGREEMENT

      On August 16, 2005, the Issuer entered into an Agreement and Plan of Merger (the "NEXL Merger Agreement") with NEXL, Inc., a Massachusetts corporation ("NEXL"), MTM Technologies (Massachusetts), LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (the "Merger Subsidiary"), Clifford L. Rucker (the "Controlling Shareholder") and each person added as a party to the NEXL Merger Agreement pursuant to Section 12.02 thereof (collectively with the Controlling Shareholder, the "Shareholders" and each a "Shareholder"), pursuant to which NEXL will be merged with and into the Merger Subsidiary and the Merger Subsidiary will continue as the surviving entity and a wholly owned subsidiary of Issuer (the "NEXL Merger"). Subject to certain adjustments, in exchange for all of the outstanding capital stock of NEXL, the shareholders of NEXL will receive, in the aggregate: (i) $13,050,000 in cash (the "Cash Consideration"); and (ii) 3,000,000 shares of Common Stock (the "Stock Consideration"), a portion of which will be delivered to an escrow agent, to be held and distributed pursuant to the terms of an escrow agreement; provided that if the average of the NASDAQ closing price of Common Stock for the 30 trading days ending on the date five business days prior to the meeting of the Issuer's shareholders convened to approve the sale and issuance of MTM Common Stock (the "Stockholder Meeting") pursuant to the Merger Agreement (such average, the "Stock Value") is greater than $5.85 per share, the Stock Payment will be reduced such that the total value of the shares of Common Stock actually delivered (including the shared delivered to the Escrow Agent) equals $17,550,000. Upon the achievement of certain performance benchmarks, which are subject to adjustment based on the occurrence of certain events specified in the NEXL Merger Agreement, the shareholders of NEXL will be entitled to receive and additional $1,000,000 in cash and additional shares of Common Stock in an aggregate amount determined by dividing $1,000,000 by the greater of (A) the average NASDAQ closing price of the Common Stock for the ten business days ending immediately prior to the end of the period beginning on the first day of the first calendar month following the closing date and ending on the date twelve months thereafter and (B) $4.00.

      The obligations of the parties to the NEXL Merger Agreement to effect the NEXL Merger are subject to certain conditions, including shareholder approval, regulatory approvals and other customary closing conditions. Prior to the effective time of the NEXL Merger, the Issuer or NEXL may terminate the NEXL Merger Agreement under certain conditions, in each case as set forth in the NEXL Merger Agreement. In addition, the NEXL Merger Agreement may be terminated by either the Issuer or NEXL if five business days

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prior to the Stockholder Meeting, the Stock Value is less than $2.90, unless either (i) NEXL and the Controlling Shareholder agree to reduce the Cash Consideration such that the value of the Stock Consideration constitutes at least 40% of the total consideration to be paid on the closing date, prior to adjustment or (ii) the Issuer agrees to increase the Stock Consideration such that the value of the Stock Consideration constitutes at least 40% of the total consideration to be paid on the closing date, prior to adjustment.

      On August 16, 2005, the holders of the Preferred Stock, voting as a separate class, approved the transactions contemplated by the NEXL Merger Agreement by written consent. The issuance of shares of Common Stock in the Merger requires the approval of the Issuer's shareholders in accordance with the requirements of the Nasdaq Stock Market.

NEXL VOTING AGREEMENT

      Concurrently with, and as a condition to, NEXL's execution of the NEXL Merger Agreement, the Funds, Constellation and the Company (collectively, the "NEXL Voting Agreement Parties"), entered into a Voting Agreement (the "NEXL Voting Agreement"). Under the NEXL Voting Agreement, the NEXL Voting Agreement Parties have agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer relating to the NEXL Merger Agreement and the transactions contemplated thereby or for the Issuer to perform its obligations thereunder, the NEXL Voting Agreement Parties will vote in favor of the adoption of the NEXL Merger Agreement and the approval of the transactions contemplated thereby. Until the transactions contemplated by the NEXL Merger Agreement are consummated or the NEXL Merger Agreement is terminated, each shareholder party to the NEXL Voting Agreement agreed not to enter into or exercise its rights under any voting arrangement with respect to its shares or take any other action that would restrict, limit or interfere with the performance of its obligations under the NEXL Voting Agreement or the transactions contemplated thereby. Each of the shareholders party to the NEXL Voting Agreement granted an irrevocable proxy to John F. Kohler, the Issuer's general counsel, and any other individual designated by the shareholders, to vote such shareholder's shares or grant consent or approval of the NEXL Merger Agreement and the transactions contemplated thereby.

      Pursuant to its terms, the NEXL Voting Agreement, and all rights and obligations thereunder, terminate upon the earlier of: (ii) the consummation of the transactions contemplated by the NEXL Merger Agreement; or (ii) the termination of the NEXL Merger Agreement in accordance with its terms.

NEBF Voting Agreement

      On November 4, 2005, the Funds and Constellation (collectively, the "NEBF Voting Agreement Parties entered into a Voting Agreement (the "NEBF Voting Agreement in connection with the issuance of warrants (the "Financing Warrants") to purchase up to 700,000 shares of Common Stock (the "Financing Shares") that Issuer expects to issue in connection with entering into a credit agreement (the "NEBF Loan") to borrow up to $25,000,000 from Columbia Partners, L.L.C. Investment Management, in its capacity as agent and authorized representative of the National Electrical Benefit Fund ("NEBF"). Under the NEBF Voting Agreement, the NEBF Voting Agreement Parties have agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer relating to the issuance of the Financing Warrants and the Financing Shares, the NEBF Voting Agreement Parties will vote in favor of the issuance of the Financing Warrants and Financing Shares; except that the NEBF Voting Agreement Parties will not be required to vote (or cause their respective shares of Common Stock to be voted) in favor of a transaction where the principal amount of the NEBF Loan is reduced below $25,000,000 and the number of Financing Warrants and Financing Shares are not reduced ratably. Each shareholder party to the NEBF Voting Agreement agreed not to enter into or exercise its rights under any voting arrangement with respect to its shares or take any other action that would restrict, limit or interfere with the performance of its obligations under the NEBF Voting Agreement or the transactions contemplated thereby. Each of the shareholders party to the NEBF Voting Agreement granted an irrevocable proxy to John F. Kohler, the Issuer's general counsel, and any other individual designated by the shareholders, to vote such shareholder's shares or grant consent or approval of the issuance of the Financing Warrants and Financing Shares.

     Pursuant to its terms, the NEBF Voting Agreement, and all rights and obligations thereunder, terminate upon the earlier of: (i) the date shareholder approval of the issuance of the Financing Warrants and the Financing Shares is obtained, (ii) the termination of the negotiations regarding the NEBF Loan, or
(iii) January 31, 2006.

RESTATED CERTIFICATE

      Pursuant to the 12/7 Purchase Agreement, the Issuer held a meeting of its shareholders on June 23, 2005 (the "Shareholder Approval Date") at which the shareholders approved the adoption of the Restated Certificate of Incorporation to amend the certificate to include the terms of the Second Round Preferred Stock (the "Restated Certificate"), the authorization and issuance of (or the conversion of the Notes into) the Second Round Preferred Stock and the exercise of the A-4 Warrants. Upon obtaining shareholder approval and acceptance and filing of the Issuer's Restated Certificate with the Secretary of State of the State of New York, the A-4 First Tranche Notes and the A-4 Second Tranche Notes, together with accrued interest thereon, converted into shares of Series A-4 Preferred Stock and the Series A-5 Preferred Stock was authorized for issuance at the times designated in, and in accordance with the terms of, the 12/7 Purchase Agreement.

CHANGES TO THE BOARD OF DIRECTORS

      On December 10, 2004, Amish Jani, previously nominated by the Funds, resigned as a member of the Issuer's Board of Directors, as contemplated by the Restated Shareholders' Agreement, and Clifford Friedman, a nominee of Constellation was elected to the Issuer's Board of Directors. On August 9, 2005, Clifford Friedman resigned as a member of the Board of Directors and, pursuant to the terms of the Restated Shareholders' Agreement, Constellation appointed Thomas Wasserman as a director, effective August 9, 2005.

      A copy of the Purchase Agreement was previously filed as Exhibit 1 to the
Schedule 13D and is incorporated herein by reference. Copies of the 12/7 Purchase Agreement, the Voting Agreement, the Restated Shareholders' Agreement and the Restated Registration Rights Agreement were previously filed as Exhibits 1,

2, 3 and 4, respectively, to Amendment No. 3 and are incorporated herein by reference. A copy of the Restated Certificate was incorporated herein by reference as Exhibit 1 to Amendment No. 5. Copies of the NEXL Merger Agreement and the NEXL Voting Agreement were previously filed as Exhibits 1 and 2, respectively, to Amendment No. 6 and are incorporated herein by reference. A copy of the NEBF Voting Agreement is incorporated herein as Exhibit 1 by reference. The descriptions herein of such agreements and certificate are qualified in their entirety by reference to such agreements or certificate.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

      (a) The Reporting Person beneficially owns 17,641,114 shares of Common Stock, representing approximately 70.2% of shares of Common Stock outstanding as of October 24, 2005 (assuming the issuance of (i) 8,463,507 shares of Common Stock issuable upon conversion of the First Round Preferred Stock and the exercise of the First Round Warrants; (ii) 6,100,684 shares of Common Stock issuable upon conversion of the Series A-4 Preferred Stock (giving effect to the conversion of the A-4 First Tranche Notes and the A-4 Second Tranche Notes into Series A-4 Preferred Stock) and the exercise of the A-4 Warrants); and (iii) 3,076,923 shares of Common Stock that would be issuable if the Reporting Person exercised in full its rights to acquire the Series A-5 Preferred Stock (giving effect to the conversion of such Series A-5 Preferred Stock into Common Stock).

      In addition, by virtue of any of the Restated Shareholders' Agreement, the Voting Agreement, NEXL Voting Agreement and/or the NEBF Voting Agreement it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes, respectively, the other Shareholder Parties and the Reporting Person, the other Voting Agreement Parties and the Reporting Person, the other NEXL Voting Agreement Parties and the Reporting Person and/or the NEBF Voting Agreement Parties and the Reporting Person. While the Reporting Person does not concede that any such "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including the other Shareholder Parties and/or the other Voting Agreement Parties and the Reporting Person would be deemed to beneficially own, in the aggregate, 26,559,948 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 81.8% of the Common Stock outstanding as of October 24, 2005. A group including the other NEXL Voting Agreement Parties and the Reporting Person would be deemed to beneficially own, in the aggregate, 24,770,989 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 76.8% of the Common Stock outstanding as of October 24, 2005. A group including the other NEBF Voting Agreement Parties and the Reporting Person would be deemed to beneficially own, in the aggregate, 24,770,989 shares of Common Stock (including shares underlying options exercisable within 60 days as of the date hereof), representing 76.8% of the Common Stock outstanding as of October 24, 2005. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by any other group member and does not affirm that any such "group" exists.

      (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 17,641,114 shares of Common Stock.

      Pursuant to, and to the extent set forth in, the Restated Shareholders' Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the other Shareholder Parties. Pursuant to, and to the extent set forth in, the Voting Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the other Voting Agreement Parties. Pursuant to, and to the extent set forth in the NEXL Voting Agreement, it could be alleged that the Reporting Person shares voting power with respect to the Common Stock beneficially owned by the other NEXL Voting Agreement Parties. Pursuant to, and to the extent set forth in, the NEBF Voting Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the Shares of Common Stock beneficially owned by the other NEBF Voting Agreement Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Group Members, other than Constellation, (i) the name, address and principal occupation of each Group Member is as set forth on the exhibit previously filed as Exhibit 3 to the Amendment No. 6 and is incorporated herein by reference and (ii) each such Group Member is a citizen of the United States. To the knowledge of the Reporting Person, the name, address and principal occupation of the officers, directors and controlling person(s) of Constellation is as set forth on the exhibit previously filed as Exhibit 3 to Amendment No. 6 and is incorporated herein by reference. To the knowledge of the Reporting Person and based on documents publicly filed by the Group Members, during the last five years, no Group Member has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.


Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Voting Agreement, by and among the Funds and Constellation (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated November 4, 2005 (filed November 4, 2005).

                                 S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 10, 2005             Pequot Capital Management, Inc.




                                           /s/ ARYEH DAVIS
                                     -------------------------------------
                                     Aryeh Davis, Chief Operating Officer,
                                     General Counsel and Secretary

                                 EXHIBIT INDEX
                                 -------------

Exhibit 1 Voting Agreement, by and among the Funds and Constellation (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated November 4, 2005 (filed November 4, 2005).